UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation

Notice concerning Absorption-type Corporate Split

accompanying MUFG Group “functional realignment”

Tokyo, February 2, 2018— Mitsubishi UFJ Financial Group, Inc. (MUFG) has previously announced the implementation of a “functional realignment” as outlined in a May 15, 2017 press release “‘Functional Realignment’ of Group Subsidiaries”.

As part of this “functional realignment,” MUFG today decided that effective April 2, 2018, the common shares in Mitsubishi UFJ Kokusai Asset Management Co., Ltd. (MUKAM) owned by The Bank of Tokyo-Mitsubishi UFJ, Ltd. (the Commercial Bank) and Mitsubishi UFJ Securities Holdings Co., Ltd. (the Securities Firm), as well as the common shares in Mitsubishi UFJ Asset Management (UK) Ltd. (MUAM (UK)) owned by the Commercial Bank, will be received by MUFG by means of a dividend in kind, and will accede to Mitsubishi UFJ Trust and Banking Corporation (the Trust Bank) by way of a corporate split as described below.

Because the inheritor in this corporate split is MUFG’s wholly-owned subsidiary the Trust Bank, some items for disclosure have been omitted.

1.	Objective

As stated in the press release of May 15, 2017, MUFG decided to conduct a “functional realignment” of its group subsidiaries with dual aims of expeditiously adapting to domestic and global structural changes in the business environment surrounding MUFG and of providing outperforming value to our customers’ for their diversifying and increasingly sophisticated needs.

In order to develop a “trust business-oriented consulting and solution business” that integrates the Trust Bank’s high level of expertise in the asset management and administration business—which is one of the most important growth segments for the group—with MUFG’s wide customer base, the Trust Bank will inherit the common shares in MUKAM received by MUFG from the Commercial Bank and the Securities Firm by means of a dividend in kind, and MUKAM will become a fully owned subsidiary of the Trust Bank.

In this way, the Trust Bank will inherit the common shares in MUAM (UK) received by MUFG from the Commercial Bank by means of a dividend in kind.

2.	Details

(1) Dates

Executive Committee meeting to approve corporate split agreement (Trust Bank)	January 16, 2018
Executive Committee meeting to approve corporate split agreement (MUFG)	February 2, 2018
Conclusion of corporate split agreement	February 2, 2018
Effective date of corporate split	April 2, 2018 (planned)

Note:	MUFG and the Trust Bank will not obtain shareholder’s approval for concluding the absorption-type corporate split because the corporate split will constitute a simplified corporate split under Article 784, Paragraph 2 of the Companies Act for MUFG, and an abbreviated corporate split under Article 796, Paragraph 1 of the Companies Act for the Trust Bank.

(2) Method

Corporate split, with MUFG as the corporate undergoing a split, and the Trust Bank as the inheritor.

(3) Rationale

With this corporate split the Trust Bank will issue 89,092,582 new ordinary shares, all of which will accede to MUFG.

(4) Handling of new share acquisition rights and bonds with new share acquisition rights

Not applicable.

(5) Increase/decrease in capital

There will be no increase or decrease in MUFG’s capital as a result of this corporate split.

(6) Rights and obligations acceded to inheritor

On April 2, 2018 the Trust Bank will inherit 103,726 common shares in MUKAM received by MUFG from the Commercial Bank and the Securities Firm by means of a dividend in kind and 400,000 common shares in MUAM (UK) received by MUFG from the Commercial Bank by means of a dividend in kind.

(7) Outlook for fulfillment of obligations

The Trust Bank will inherit no debt from MUFG in this corporate split.

3.	Overview of companies involved

(As of March 31, 2017)

	Corporate undergoing split		Inheritor
Company name	Mitsubishi UFJ Financial Group, Inc.		Mitsubishi UFJ Trust and Banking Corporation
Head office	7-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo		4-5, Marunouchi 1-Chome, Chiyoda-ku, Tokyo
Company representatives and positions	Nobuyuki Hirano, President & CEO		Mikio Ikegaya, President & CEO
Principal business	Bank holding company		Trust banking
Capital	JPY 2,141.5 billion		JPY 324.2 billion
Date of establishment	April 2, 2001		March 10, 1927
Total outstanding shares	14,168,853,820 shares		3,399,187,203 shares
Fiscal year-end	March 31		March 31
Major shareholders (shareholding ratio)	Japan Trustee Services Bank, Ltd. (Trust account)	5.21%
	The Master Trust Bank of Japan, Ltd. (Trust account)	4.23%	Mitsubishi UFJ Financial Group, Inc.	100%
	Japan Trustee Services Bank, Ltd. (Trust account 5)	1.93%
Financial status and business results	Fiscal year ended March 31, 2017 (Consolidated)		Fiscal year ended March 31, 2017 (Consolidated)
Total assets	JPY 16,658.3 billion		JPY 2,486.6 billion
Total net assets	JPY 303,297.4 billion		JPY 44,591.9 billion
Total net assets per share	JPY 1,137.77		JPY 682.28
Ordinary income	JPY 5,979.5 billion		JPY 758.2 billion
Ordinary profits	JPY 1,360.7 billion		JPY 179.3 billion
Profits attributable to owners of parent	JPY 926.4 billion		JPY 114.3 billion
Basic earnings per share	JPY 68.27		JPY 33.62

Note:	In accordance with MUFG having conducted cancellations of own shares on July 20, 2017 and January 22, 2018, the present number of its outstanding shares is 13,900,028,020. Additionally, in accordance with the Trust Bank having issued 9,474,925 new shares of common stock as compensation for its absorption-type corporate split on May 31, 2017, the present number of its outstanding shares is 3,408,662,128. There is no change to the capital of either company.

4.	Status after the split

There will be no change in the company name or head office, company representatives or positions, principal business, capital or fiscal year-end of either MUFG or the Trust Bank following the split.

5.	Future outlook

As the inheritor is a wholly-owned subsidiary of MUFG, the impact of the split on MUFG’s business results is expected to be negligible.

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Contacts:

Mitsubishi UFJ Financial Group	Public Relations Division	81-3-3240-7651

Mitsubishi UFJ Trust and Banking Corporation	Public Relations Section Corporate Planning Division	81-3-6214-6044

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